Exhibit 21.1

List of Significant Subsidiaries

Entity	Jurisdiction
Lucas Star Holding Limited	BVI
Lucas Star Global Limited	Hong Kong SAR
Qingdao Luogaoshi Consulting Co., Ltd.	People’s Republic of China
Lucas Group China Limited	People’s Republic of China
Luogaoshi Technology (Beijing) Co., Ltd.	People’s Republic of China